# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Health Catalyst, Inc., CIK 0001636422
CUSIP: 42225T107
Title of class of securities: Common stock, $0.01 par value per share
Address of issuer's principal executive offices: 10897 SOUTH RIVER FRONT PARKWAY, #300, SOUTH JORDAN, Utah (UT), 84095
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001749768

## Reporting persons
- Impax Asset Management Group plc: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); member of a group; sole voting power 4,000,000; shared voting power 0; sole dispositive power 4,000,000; shared dispositive power 0; aggregate amount beneficially owned 4,000,000 (5.4% of the class)
  Comment: Impax Asset Management Group plc (the filing entity) is the parent company and 100% owner of Impax Asset Management LLC.
- IMPAX ASSET MANAGEMENT LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New Hampshire (NH); member of a group; sole voting power 4,000,000; shared voting power 0; sole dispositive power 4,000,000; shared dispositive power 0; aggregate amount beneficially owned 4,000,000 (5.4% of the class)
  Comment: Impax Asset Management LLC, the Investment Manager, retains investment discretion and control over the shares.

## Item 1. Issuer
Name of issuer: Health Catalyst, Inc.
Address of issuer's principal executive offices: 10897 SOUTH RIVER FRONT PARKWAY, #300, SOUTH JORDAN, UTAH, 84095

## Item 2. Person Filing
Name of person filing: Impax Asset Management Group plc
Address of principal business office or, if none, residence: 7th Floor, 30 Panton Street, London, SW1Y 4AJ
Citizenship: UNITED KINGDOM

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 4000000
Percent of class: 5.41%
Sole power to vote or to direct the vote: 4000000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4000000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Impax Asset Management Group plc (the filing entity) is the parent company and 100% owner of Impax Asset Management LLC.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Impax Asset Management Group plc: Karen Cockburn, Chief Financial Officer (07/21/2026)
- IMPAX ASSET MANAGEMENT LLC: Karen Cockburn, Chief Financial Officer (07/21/2026)